EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

June 26, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Jay E. Ingram

Re:	HL Acquisitions Corp. (the "Company") Registration Statement on Form S-1 (File No. 333-225520) (the "Registration Statement")

Dear Mr. Ingram:

In connection with the Registration Statement on Form S-1 of HL Acquisitions Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 p.m. on Wednesday, June 27, 2018 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO